Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2005

(millions of dollars)
Earnings, as defined:
Net income	$679
Income taxes	229
Fixed charges included in the determination of net income, as below	440
Amortization of capitalized interest	8
Distributed income of equity method investees	17
Less: Equity in earnings of equity method investees	105

Total earnings, as defined	$1,268

Fixed charges, as defined:
Interest charges	$428
Rental interest factor	12

Fixed charges included in the determination of net income	440
Capitalized interest	18

Total fixed charges, as defined	$458

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.77

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.